FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: 926 West Sprague Avenue Suite 200 Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release May 8, 2008

BRISAS PROJECT UPDATE REGARDING CONSTRUCTION PERMIT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
May 9, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit

Number                                                        Description

99.1                                                          News Release

Brisas Project Update Regarding Construction Permit

SPOKANE, WASHINGTON May 8, 2008

     Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced that it has obtained from the Venezuelan Ministry of Environment (MinAmb) formal notification of the rescission of the March 2007 permit for the commencement of the construction phase of the Brisas Project (the “Authorization to Affect”).

     MinAmb referenced in its formal notice the existence of environmental degradation and affectation on the Brisas property, the presence of a large number of miners on the Brisas property and Presidential Decree No. 4633 dated June 26, 2006, declaring an emergency in certain areas of the state of Bolivar including within the Imataca Forest Reserve as the primary reasons for their decision.

Doug Belanger, President of Gold Reserve stated:

  There are no small or illegal miners on the Brisas property.
  There are minor environmental disturbances on the property resulting from crude mining activities undertaken prior to the Company acquiring the property in 1992. Those disturbances were neutralized by the Company and are clearly documented in our operating plan, which the Ministry of Basic Industries and Mines (“MIBAM”) previously approved, and are subject to future reclamation, as outlined in our Environmental and Social Impact Study (“ESIA), previously approved by MinAmb prior to the issuance of the Authorization to Affect.
  The Authorization to Affect was issued March 27, 2007, subsequent to Presidential Decree No. 4633 dated June 26, 2006, and that decree expired in June 2007. Since the issuance of Presidential Decree No. 4633, Brisas has received a number of other exploration permits from MinAmb as well.
  The Km88 area in which Brisas is located was approved for mining prior to the Company acquiring Brisas and that approval was reaffirmed in 2004 by Presidential Decree No. 3110.

     Doug Belanger noted that, “Venezuelan legal counsel has advised the Company that the revocation of the Authorization to Affect is groundless and legally unsupported. The Authorization to Affect was granted to Gold Reserve by a competent authority following the corresponding legal procedure, and in accordance with applicable laws and regulations. At the time the Authorization to Affect was issued, there was no legal norm prohibiting MinAmb from authorizing performance of mining activities in the area of the Brisas Project.

     We are actively meeting with members of the MIBAM, MinAmb and other Government officials to solve this issue many of whom support our Brisas Project. These officials have given us no indication that the Government intends to create a mining moratorium in the Imataca Forest Reserve. The notification does not cite any specific criticism of the Brisas Project, does not indicate that there is any opposition to mining in the Imataca nor does it revoke the previously approved ESIA or preclude future issuance of Authorizations to Affect.” Belanger further stated, “The revocation issued by MinAmb not only conflicts with the rights granted to Gold Reserve under the previously issued Authorization to Affect, it conflicts with what we believe to be the Government’s desire to diminish and contain, to the extent possible, the irrational and environmentally damaging mining activities of the small and/or illegal miners as well as the interests of a community council representing 21 local communities who have publically expressed their full support of the Brisas Project. We believe that the Brisas Project could be a participant in crafting the solution to the problems that the local area is faced with. We have made no secret of our interest to assist the Government in the resolution of these problems.

     Our management continues to actively work with members of Government to resolve this issue. We are also working with Venezuelan counsel to prepare our legal response against the revocation, including administrative and court actions and, if necessary, other avenues to protect the interests of our shareholders will be pursued.”

On Behalf of the Board of Directors Gold Reserve Inc. A. Douglas Belanger, President

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project or the Choco 5 Exploration Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Company Contact A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634